Filed by Peoples Energy Corporation
    Pursuant to Rule 425 under the Securities Act of 1933
   And Deemed Filed Pursuant to Rule 14a-12
   Under the Securities Exchange Act of 1934

    Subject Company: Peoples Energy Corporation
   Commission File No. 1-5540

The following are Peoples Energy Corporation's answers to employees' questions posted on Peoples Energy Corporation's internal intranet website on July 10, 2006.

Categories submitted:
• Leadership • HR • Other

4 responses listed.
Leadership
Last Update: 7/10/2006 4:15:04 PM
Question: When will the structure of the new company be decided and announced? Has it already been structured and not announced?
    Response: No structural decisions for the combined company have been made. The first step will be for a transition team to consider the best way to integrate these two companies. As organizational decisions are made by the integration team, they will be communicated to employees and those affected as soon as practical. These changes are not expected until the transaction closes finalizing the proposed combination of the two companies. This is expected in the first calendar quarter of 2007.

HR
Last Update: 7/10/2006 4:15:26 PM
Question: If there is redundancy in a particular position, will the company give enough time for the employee to find work elsewhere? Either internally or externally?
    Response: First, it's important to restate that this transaction will not affect your job until the deal is finalized in early calendar year 2007. As organizational decisions are made by the integration team, they will be communicated to employees and those affected as soon as practical. And regarding applying for other positions in the company: If there is a position available and you have the skills, experience and background to fit the job, you can apply.

Last Update: 7/10/2006 4:14:33 PM
    Question: I am a HIGH performer in my area and have approx. three years before I am eligible for retirement. Is it possible that my job may be eliminated or that I may be forced to work in another position?

    Response: At this point, we don’t know yet which positions will be relocated, terminated or even created as part of the new company. What we do know is that we will need quality employees from both organizations that have demonstrated commitment and strong job performance to continue our focus on operational excellence. Over time, a transition team composed of representatives from both companies will make ongoing integrations decision. As organization decisions are made, they will be communicated to employees as soon as practical. Finally, if there is a position available and you have the skills, experience and background to fit the job, you can apply.

Other
Last Update: 7/10/2006 4:16:12 PM
    Question: It sounds like the Transition Committee will get started next week and continue for a few months or until the deal is closed. Will we be receiving weekly updates of the Work in Progress from the Transition Committee?

    Response: As organizational decisions are made by the integration team, they will be communicated to employees and those affected as soon as practical. These changes are not expected until the transaction closes finalizing the proposed combination of the two companies. This is expected in the first calendar quarter of 2007.

Forward-Looking Statements
-----------------------------------

This document contains forward-looking statements within the meaning of Section
21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could,"
"project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements.
All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------------

This communication is not a solicitation of a proxy from any security holder of
WPS Resources Corporation or Peoples Energy Corporation. WPS Resources
Corporation intends to file a registration statement on Form S-4 with the
Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of
WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are
urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the
proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents
(when they are available) can also be obtained free of charge from WPS Resources
Corporation upon written request to WPS Resources Corporation, Attention: Barth
J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay,
Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy
Corporation, upon written request to Peoples Energy Corporation, Attention:
Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by
calling (312) 240-4366.

Participants in the Proposed Transaction
------------------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual
Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of
Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005
Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
--------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.